Exhibit 99.1

Press Release

TreeHouse Foods, Inc. to Acquire Private Label Soup and Infant Feeding Businesses

Westchester, IL, March 2, 2006 -- TreeHouse Foods, Inc. (NYSE:THS) today announced it has entered into a definitive agreement to acquire the private label soup and infant feeding businesses of Del Monte Foods Company (NYSE:DLM). The soup business is the market leader in the private label wet soup category. The *Nature's Goodness*® infant feeding business is the #3 brand in the U.S. infant feeding category.

TreeHouse has agreed to pay $268 million in cash for the businesses, plus an adjustment for working capital. The transaction is expected to close in the first quarter 2006, subject to satisfaction of customary closing conditions. The transaction will be financed primarily through borrowings under the Company's existing $400 million credit facility. "This is a significant transaction for TreeHouse," commented Sam K. Reed, Chairman and Chief Executive. "Canned soup is a very large and growing category for food retailers and this acquisition establishes TreeHouse as the leading supplier of private label soup. These businesses fit well with our Bay Valley Foods platform as the leading supplier of private label pickles and non-dairy coffee creamer. Our revenue base will grow from approximately $700 million to $1 billion on an ongoing basis."

For the 12 months ending April 30, 2006 the private label soup and infant feeding businesses together are expected to generate approximately $295 million of net sales. Based upon forecast results for calendar 2006, preliminary purchase accounting allocations and the costs of integrating operations, TreeHouse anticipates the transaction will be modestly accretive to 2006 earnings.

The soup business manufactures and distributes condensed soup, ready-to-serve soup, broth and gravy, primarily to supermarkets and mass merchandisers for sale under the retailer's own label. The business has an estimated 70% volume share of private label soup, which in turn has about a 10% penetration of the wet soup category.

The *Nature's Goodness*® offerings include a complete product line focused on the four steps of a baby's development. Products include a wide variety of baby cereals, fruits, vegetables, juices, meats, dinners and desserts, as well as a *Toddler Cuisine*® line of products intended to resemble adult-style meals. Products are sold to customers in the grocery, mass and foodservice channels. The *Nature's Goodness*® infant feeding business is the #3 brand in the U.S. infant feeding category with an approximately 5% dollar share in the U.S. retail market.

Soup and infant feeding products are manufactured at facilities in Pittsburgh, PA and Mendota, IL. TreeHouse will acquire the Pittsburgh, PA manufacturing facility and distribution center and enter into a long-term lease agreement at Del Monte's Mendota, IL manufacturing facility. The businesses' headquarters will remain in Pittsburgh, Pennsylvania. TreeHouse does not anticipate any significant changes to the existing operations.

"Both Pittsburgh and Mendota are excellent facilities that have been well run by Del Monte. We look forward to working with employees there to build the businesses," commented Reed.

Wachovia Securities is acting as financial advisor to TreeHouse in connection with the transaction.

CONFERENCE CALL

A webcast to discuss the agreement to acquire the businesses will begin at 10:00 a.m. EST today. It may be accessed by visiting the "Webcast" section of the company website at http://www.treehousefoods.com.

ABOUT TREEHOUSE FOODS

TreeHouse is a food manufacturer servicing primarily the retail grocery and foodservice channels. Its products include pickles and related products; non-dairy powdered coffee creamer; and other food products including aseptic sauces, refrigerated salad dressings, and liquid non-dairy creamer. TreeHouse believes it is the largest manufacturer of pickles and non-dairy powdered creamer in the United States based on sales volume.

ABOUT DEL MONTE FOODS

Del Monte Foods is one of the country's largest and most well known producers, distributors and marketers of premium quality, branded and private label food and pet products for the U.S. retail market, generating over $3 billion in net sales in fiscal 2005. With a powerful portfolio of brands including *Del Monte®, Contadina®, StarKist®, S&W®, Nature's Goodness®, College Inn®, 9Lives®, Kibbles 'n Bits®, Pup-Peroni®, Snausages®, Pounce® and Meaty Bone®,* Del Monte products are found in nine out of ten American households. For more information on Del Monte Foods Company (NYSE:DLM), visit the Company's website at www.delmonte.com.

FORWARD LOOKING STATEMENTS

This press release contains "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as "may," "should," "could," "expect," "seek to," "anticipates," "plans," "believes," "estimates," "intends," "predicts," "projects," "potential" or "continue" or the negative of such terms and other comparable terminology. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause the company or its industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements. TreeHouse's Registration Statement on Form 10 discusses some of the factors that could contribute to these differences. You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this presentation. The company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in its expectations with regard thereto, or any other change in events, conditions or circumstances on which any statement is based.

CONTACT

Investor Relations
TreeHouse Foods, Inc.
(708) 483-1300 Ext. 1344